
10032824

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
DEC 17 2010
WASH., D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Circle Financial

OFFICIAL USE ONLY
8658
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

675 Sierra Rose Drive
(No. and Street)

Reno	NV	89511
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L. Pancake 775-852-5350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200	Larkspur	CA	94939-1750
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel L. Pancake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Circle Financial, as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public


CHANELLE L. CARCHIO
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 09-11145-2 - Expires October 1, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Great Circle Financial

Financial Statements

and

Supplemental Information

Years ended September 30, 2010 and 2009

with

Reports of the Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

Board of Directors
Great Circle Financial

We have audited the accompanying statement of financial condition of Great Circle Financial as of September 30, 2010 and 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Circle Financial as of September 30, 2010 and 2009, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Wilson Markle Stuckey Hardesty & Bott
Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 5, 2010

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Great Circle Financial
Statement of Financial Condition
September 30, 2010 and 2009

	2010	2009
Current assets		
Cash	$ 26,161	$ 23,402
Commissions receivable from clearing broker	40,051	18,764
Total current assets	66,212	42,166
Property and equipment, at cost, net of accumulated depreciation of $49,905 (2009 - $48,979)	1,706	2,632
Deposits and other assets	1,425	1,425
Total assets	$ 69,343	$ 46,223
Current liabilities		
Accounts payable	$ 39,796	$ 12,603
Accrued employee expenses	21,148	22,675
Total current liabilities	60,944	35,278
Stockholder's equity		
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	352,144	352,144
Retained earnings (accumulated deficit)	(343,745)	(341,199)
Total stockholder's equity	8,399	10,945
Total liabilities and stockholder's equity	$ 69,343	$ 46,223

See accompanying notes.

Great Circle Financial
Statement of Operations
Years ended September 30, 2010 and 2009

	2010	2009
Revenue		
Commissions	$ 592,487	$ 391,893
Miscellaneous	4,366	4,236
Interest	-	66
Total revenue	596,853	396,195
Expenses		
Commissions and salaries	365,331	249,207
Payroll taxes	816	1,922
Transaction clearing and quotation charges	112,296	71,526
Accounting and audit	400	3,200
Dues and subscriptions	71	255
Insurance	2,839	368
Meals, travel and entertainment	13,690	8,031
Other outside services	38,870	28,449
Other taxes and fees	-	133
Regulatory fees and assessments	21,254	5,062
Rent	16,624	19,331
Supplies	4,456	4,188
Telephone	14,129	10,818
Contributions	1,025	-
Depreciation	926	926
Miscellaneous	6,672	2,345
Total expenses	599,399	405,761
Loss before income taxes	(2,546)	(9,566)
Income taxes	-	800
Net loss	$ (2,546)	$ (10,366)

See accompanying notes.

Great Circle Financial
Statement of Changes in Stockholder's Equity
Years ended September 30, 2010 and 2009

	Common stock		Accumulated	Total stock-holder's
	Shares	Amount	deficit	equity
Balances, September 30, 2008	1,000	$352,144	$ (330,833)	$ 21,311
Net loss	-	-	(10,366)	(10,366)
Balances, September 30, 2009	1,000	352,144	(341,199)	10,945
Net loss	-	-	(2,546)	(2,546)
Balances, September 30, 2010	1,000	$352,144	$ (343,745)	$ 8,399

See accompanying notes.

Great Circle Financial

Statement of Cash Flows

Years ended September 30, 2010 and 2009

	2010	2009
Cash flows from (to) operating activities		
Net loss	$ (2,546)	$ (10,366)
Adjustments to reconcile net loss to net cash provided (used) by operating activities		
Depreciation	926	926
Changes in current assets and liabilities		
Accounts receivable	-	2,890
Commissions receivable	(21,287)	(1,234)
Accounts payable	27,193	2,334
Accrued employee expenses	(1,527)	8,652
Cash provided by operating activities	2,759	3,202
Net increase (decrease) in cash	2,759	3,202
Cash, beginning of year	23,402	20,200
Cash, end of year	$ 26,161	$ 23,402
Supplemental disclosure		
Cash paid for income taxes	$ -	$ 800
Cash paid for interest and finance charges	$ -	$ -

See accompanying notes.

Great Circle Financial
Notes to Financial Statements
September 30, 2010

Note 1 – Summary of significant accounting policies

Basis of presentation
Great Circle Financial (Company) incorporated in California and located in Reno, NV since April 15, 2006, is registered with the National Association of Securities Dealers (NASD) as a broker-dealer in the sale of securities. The Company is exempt from Securities Exchange Commission Rule 15c3-3 because it does not handle securities or carry customer accounts. A single securities clearing broker clears virtually all transactions executed on behalf of customers of the Company.

Cash
For purposes of the accompanying statement of cash flows, cash consists of cash on deposit with a commercial bank and with the securities clearing broker.

Property and equipment
The Company capitalizes the cost of property and equipment, consisting of office and computer equipment, furniture and leasehold improvements, exceeding $2,000. The Company computes depreciation using the straight-line method based on the useful lives of office and computer equipment and furniture of five years and of leasehold improvements the shorter of the useful lives or the remaining terms of the related leases. Differences between financial statement and income tax depreciation are not material.

Security transactions and commissions
The Company records revenues and expenses related to security transactions based on the accounting method used by its securities clearing broker, which is on a settlement-date basis. Net commission revenue on unsettled transactions as of September 30, 2010 and 2009 is not material.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in these financial statements, notes and supplemental information. Actual results could differ from those estimated.

Note 1 – Summary of significant accounting policies (continued)

Fair value
On October 1, 2009, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 157, "*Fair Value Measurements* (SFAS 157) -- an interpretation of (FASB) Accounting Standards Codification (ASC) 820", which defines fair value, establishes a framework for measuring fair value to measure assets and liabilities, and expands disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the assets or liabilities in an orderly transaction between market participants on the measurement date. Subsequent changes in fair value of these financial assets and liabilities are recognized in the net income or loss when they occur. ASC 820 applies whenever other statements require or permit assets or liabilities to be measured at fair value. The adoption of ASC 820 for financial assets and liabilities and non-financial assets did not have an impact of the Company's financial statements.

On October 1, 2009, the Company also adopted SFAS No. 159, "*The Fair Value Option* for *Financial Assets and Financial Liabilities* (SFAS 159) – an interpretation of ASC 825", which provided an irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. The Company has not elected fair value as an irrevocable option for any of its financial assets or liabilities.

Fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature or bear interest at current market rates or are stated at their fair value.

Income taxes
Effective October 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation Number 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an interpretation of ASC 740." Those provisions require management of the Company to consider certain tax positions taken by the Company.

Note 1 – Summary of significant accounting policies (continued)

Income taxes (continued)
A tax position is a position taken in a previously filed tax return or a position management of the Company expects to take in a future tax return that figures in measuring current or deferred income tax assets and liabilities for interim or annual periods. A tax position can result in a permanent reduction in income taxes payable, a deferral of income taxes otherwise currently payable to future years or a change in the expected realizability of deferred tax assets. A tax position also encompasses, but is not limited to:

1. A decision not to file a tax return.
2. An allocation or a shift of income between jurisdictions.
3. The characterization of income or a decision to exclude reporting taxable income in a return.
4. A decision to classify a transaction, entity or other position in a tax return as tax exempt.
5. The status of an entity, including its status as a pass-through or tax-exempt entity.

Evaluating a tax position requires management of the Company to determine, for each tax position, whether it is more likely than not that, upon examination by taxing authorities, such authorities will uphold the tax position and, for each more-likely-than-not tax position, determine the highest benefit with a more than 50% likelihood of realization upon ultimate settlement. Accordingly, it is possible that tax positions taken on tax returns and related amounts recognized herein could vary.

The Company files tax returns in the states of California and Nevada. The Company recognizes interest and penalties related to income taxes and tax positions with interest and income tax expense, respectively. As of and for the year ended September 30, 2010, interest and penalties related to income taxes and tax positions were not material. As of September 30, 2010, management of the Company believes that there are no tax positions of the Company where it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the year ending September 30, 2011. As of September 30, 2010, open tax periods subject to future examination by taxing authorities cover periods from October 1, 2006 through September 30, 2010.

Note 1 – Summary of significant accounting policies (continued)

Recent accounting pronouncements

In May 2009, the FASB issued SFAS No. 165, "*Subsequent Events* (SFAS 165) – an interpretation of ASC 855." ASC 855 establishes general standards of accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. ASC 855 was effective for fiscal periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company's disclosures.

In June 2009, the FASB issued SFAS No. 168, "*The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (SFAS 168), a replacement of FASB Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles.*" SFAS 168 establishes the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for financial statements issued for annual periods ending after September 15, 2009. The Codification is not intended to change GAAP and did not have an impact on the Company's financial statements.

Note 2 – Commissions receivable

As of September 30, 2010 , the Company had a commission receivable from its securities clearing broker for net commissions due the Company and earned during the month of September 2010 that totaled $40,051 (2009 - $18,764). The Company received such net commissions during October 2010 and included the amount as an allowable asset in its net capital computation.

Note 3 – Taxes on income

Current income tax expense during the years ended September 30, 2010 and 2009 reconciles as follows:

Great Circle Financial
Notes to Financial Statements
September 30, 2010

Note 3 – Taxes on income (continued)

	2010	2009
Federal	$ -	$ -
State	-	800
Total current income tax expense	$ -	$ 800

During the years ended September 30, 2010 and 2009, statutory income tax rates did not match financial statement rates due to loss carry forwards, carry backs and minimum franchise taxes.

The Company incurred income tax losses in previous years and, after prior carry backs, has approximately $346,166 to carry forward to future years for federal purposes ($320,847 for purposes of California taxes on income). The loss carry forwards expire during the tax years ending September 30, 2021 through 2025 (September 30, 2010 through 2019 for California). The Company has recorded a 100% valuation allowance against the deferred tax asset resulting from the loss carry forward.

Other deferred income tax assets and liabilities arising from timing difference between financial statement and income tax asset, liability, income and expense recognition are not material to the financial condition of the Company.

Note 4 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of total aggregate indebtedness times 6⅔% and $5,000. As of September 30, 2010, the net capital of the Company exceeded the minimum net capital requirement by $268.

In the opinion of management, the Company maintained the required minimum net capital during the years ended September 30, 2010 and 2009.

Note 5 – Commitments

The Company rents its office space through a non-cancellable lease which expires on April 30, 2011. Future rents due on this lease for the year ended September 30, 2010 totaled $8,730.

NOTE 6 – Subsequent events

In accordance with ASC 855, Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through November 5, 2010, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since November 5, 2010 that required recognition or disclosure in the financial statements.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Supplemental Information

Board of Directors
Great Circle Financial

We have audited the financial statements of Great Circle Financial for the years ended September 30, 2010 and 2009, and have issued our report thereon dated November 5, 2010. Our audits were made primarily for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 5, 2010

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Great Circle Financial

Statement of Changes in Liabilities Subordinated to Claims of the General Creditors

Year ended September 30, 2010

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

Great Circle Financial
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
September 30, 2010

Net Capital

Total stockholder's equity	$8,399
Adjustments for non-allowable assets	
Deposits	1,425
Property and equipment, net	1,706
Total adjustments	3,131
Net capital	$5,268

Total Aggregate Indebtedness

Total liabilities	$60,944
Total aggregate indebtedness	$60,944

Computation of Basic Net Capital Requirement

Total aggregate indebtedness times 6⅔%	$4,063
Minimum net capital requirement for reporting broker	$5,000
Basic net capital requirement (greater of $4,063 and $5,000)	$5,000
Excess net capital	$268
Excess net capital at 1,000%	
Net capital less 10% of total aggregate indebtedness	$(826)
Ratio of total aggregate indebtedness to net capital	11.57

Great Circle Financial
Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities Exchange Act of 1934
September 30, 2010

Reconciliation with the Computation of the Company included in Part IIA of Form X-17A-5 as of September 30, 2010

Net capital reported in the unaudited Part IIA FOCUS report of the Company	$48,645
Net audit adjustments	(43,377)
Net capital, as reported herein	$ 5,268
Total aggregate indebtedness reported in the unaudited Part IIA FOCUS report of the Company	$89,384
Net audit adjustments	(28,440)
Total aggregate indebtedness, as reported herein	$60,944

Great Circle Financial
Computation for the Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Great Circle Financial
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2010

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

Board of Directors
Great Circle Financial

We have audited the financial statements of Great Circle Financial (the Company) for the years ended September 30, 2010 and 2009, and have issued our report thereon dated November 5, 2010. As part of our audits, we made a study and evaluation of the system of internal accounting control of the Company to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of net capital and total aggregate indebtedness under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the Commission. The objectives of a system and the practices and procedures are to provide

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Great Circle Financial, taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate as of September 30, 2010 and 2009, to meet the objectives of the Commission.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 5, 2010